Registration  No.__________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
                          UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------



                         NORTHEAST AUTO ACCEPTANCE CORP.
                 (Name of Small Business Issuer in its Charter)



            FLORIDA                                       65-0637308

  State or Other Jurisdiction of         (I.R.S. Employer Identification Number)
  Incorporation or Organization)




                         2174 HEWLETT AVENUE, SUITE 206
                                MERRICK, NY 11566
              (Address of Principal Executive Offices and Zip Code)

                    Issuer's Telephone Number: (516) 377-6311



Securities to be registered pursuant to Section 12(b) of the Act:


Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

                         NORTHEAST AUTO ACCEPTANCE CORP.

                                   FORM 10-SB


Table of Contents

Part I
Item 1     Description of Business............................................ 2
Item 2     Management's Discussion and Analysis or Plan of Operations......... 7
Item 3     Description of Properties..........................................12
Item 4     Security Ownership of Certain Beneficial Owners and Management.....12
Item 5     Directors, Executive Officers, Promoters and Control Persons.......13
Item 6     Executive Compensation.............................................14
Item 7     Certain Relationships and Related Transactions ....................15
Item 8     Description of Registrant's Securities to be Registered............15


Part II
Item 1     Market Price of and Dividends on the Registrant's Common Equity
           And Related Stock Stockholder Matters..............................17
Item 2     Legal Proceedings..................................................18
Item 3     Changes in and Disagreements with Accountants on Accounting and
             Financial Disclosure.............................................18
Item 4     Recent Sales of Unregistered Securities............................18
Item 5     Indemnification of Directors and Officers..........................19


Part F/S

           Financial Tables and Exhibits.....................................F-1

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


"NAAC" and "NEAA" are trademarks and service marks of Northeast Auto Acceptance Corp. All other trademarks, service marks or trade names referred to in this Registration Statement on Form 10-SB ("Registration Statement") are the property of their respective owners. Except as otherwise required by the context, all references in this Registration Statement to (a) "we," "us," "our," the "Company" or "NAAC" refer to the consolidated operations of Northeast Auto Acceptance Corp., a Florida corporation, and its wholly-owned subsidiary, Northeast Auto Acceptance Corp., a New York corporation, (b) "you" refers to prospective investors in our common stock and other readers of this Registration Statement, (c) the "Web" refers to the World Wide Web, and (d) the "site" refer to our Web site ("www.neaaonline.com").

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

All of our operating business is currently conducted through our subsidiary, also known as, Northeast Auto Acceptance Corp., a New York corporation ("NEAA-NY"), and our principal executive offices are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our telephone number at this address is (516) 377-6311.

OUR BUSINESS

The Company was incorporated in the State of New York in 1991 under the name Catadyne Corp. and was reincorporated in Florida in 1996. In 2004, we acquired Northeast Auto Acceptance Corp., a New York corporation, a national wholesale provider of used vehicles, in a reverse acquisition and changed our name to Northeast Auto Acceptance Corp. Our corporate offices are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our Web site can be found at www.neaaonline.com.

The Company seeks to exploit its experience in the wholesale automobile industry and the inefficiencies and geographic differences in the used vehicle market by purchasing high quality, late model used vehicle from dealers and institutional sellers in Northeastern states and transporting the vehicles for resale in other parts of the U.S. including the Pacific Northwest. We are involved only in the wholesale purchase and sale of vehicles acting as a middleman between various dealer and institutional sellers and dealer purchasers. We generally sell our vehicles only through established third-party auctions which act as a marketplace for used vehicles. We thus help align institutional used vehicle sellers and wholesale buyers over a wide geographic area.

We typically purchase vehicles from two types of sellers: institutional sellers and dealers. Institutional sellers include vehicle manufacturers and their captive finance arms, banks, vehicle finance companies, credit unions, other financial institutions, vehicle rental companies, commercial fleets and fleet management/licensing companies. Selling dealers include licensed franchised, independent and wholesale vehicle dealers. We deal only with wholesale sellers and buyers and do not buy from or sell to individuals. In addition, we do not purchase or sell scrap vehicles.

As a principal in each transaction, we take title to, and ownership of, the vehicles we purchase. We generally earn revenue from reselling the used vehicles to dealers in other geographic regions at a higher price than we paid to purchase the vehicles.

The majority of our vehicles are purchased from institutional sellers and dealers located within a limited geographic area, specifically, the Northeastern United States. We currently resell most of these vehicles at whole vehicle auctions in the Pacific Northwest. On a weekly basis, we hire various third party automobile transporters to ship our vehicles to wholesale auctions in the Pacific Northwest.

Generally speaking, we do not own a vehicle for more than an average of 14 days since our goal is to transport and then quickly sell, at a profit, the vehicles we purchase from sellers.

INDUSTRY OVERVIEW

With calendar year 2004 sales of approximately $367 billion, used vehicles make up nearly half of the U.S. auto retail market, the largest retail segment of the economy. In calendar 2004, there were an estimated 42.5 million used vehicles sold compared with 16.9 million new vehicles. Our primary focus, late-model vehicles that are 1 to 6 years old, is estimated at approximately $265 billion in annual sales and 20 million units per year.

The demand for used vehicles purchased at auction is driven by the retail demand for used vehicles. Dealers in the United States sold approximately 29.5 million used vehicles in 2002, which accounts for approximately 69% of the total used vehicle sales in the United States. The demand for used vehicles has grown due to the increase in the number of households that have more than one vehicle, improvements by manufacturers to the quality of vehicles that have extended vehicle lifespan and made used vehicles a more attractive option for retail vehicle buyers and the affordability of used vehicles relative to new vehicles.

To satisfy this large demand for used vehicles, car dealers utilize various sources of supply to stock their inventory, including trade-ins from customers on new and used vehicle purchases, purchases from other dealers, wholesalers, individuals or other entities, and, increasingly, wholesale used vehicle auctions such as the auctions where we primarily sell our vehicles.

OUR SALES AND DISTRIBUTION METHODS

We attempt to have a sales cycle of as little as ten days starting with our purchase of a vehicle, transporting it to auction, reselling it at a profit and our receipt of full payment from the buyer. On a continual basis, we purchase used vehicles in the Northeast and transport and sell them in the Pacific Northwest. In doing so, we seek to exploit a continual inefficiency in the used vehicle market. That is, the supply of high quality, late model used cars is more limited in the Pacific Northwest as compared to the Northeast, resulting in substantially higher wholesale prices.

We purchase used vehicles from one of two broad categories of wholesale sellers: institutions and dealers. We do not purchase vehicles directly from private sellers. The majority of the vehicles we buy are purchased from institutional sellers and dealers located within a limited geographic area, specifically, the Northeastern United States.

Institutional sellers include vehicle manufacturers and their captive finance arms, banks, vehicle finance companies, credit unions, other financial institutions, vehicle rental companies, commercial fleets and fleet management/licensing companies. The vehicles we purchase from these sellers include vehicles that have come off lease, repossessed vehicles, rental and other program fleet vehicles that have reached a predetermined age or mileage at which time they are automatically repurchased by manufacturers and vehicles purchased by dealers as trade-ins from consumers.

We also purchase cares from selling dealers which include licensed franchised, independent and wholesale vehicle dealers. Most of the vehicles we purchase from selling dealers were acquired by the dealers as trade-ins towards the purchase of a new vehicle. Many new car dealers find it more efficient to sell trade-in vehicles to wholesale dealers like us than to offer the vehicles in their own used car departments.

A snapshot taken of our business as of a particularly date, such as December 10, 2005 would show that we had 225 vehicles in inventory, with a total purchased value of approximately $2.9 million. A sampling of the kinds of vehicles making up that inventory would include SUVs and vans such as late model Toyota 4 Runners and Sequoias, Chevrolet Suburbans and Tahoes, Ford Explorers and Windstars and Cadillac Escalades, as well as passenger cars, such as Honda Accords, Mini Coopers and Saab 9-3s. All of these vehicles were quickly sold by us, at wholesale auctions in the Pacific Northwest.

The current primary focus of our sales activity is the sale of our vehicles at whole auctions in the Pacific Northwest. On a weekly basis, we hire various third party automobile shippers to transport our vehicles to wholesale auctions in the Pacific Northwest. The average time it takes to ship a vehicle is five days.

We utilize third party wholesale used vehicle auctions for almost all of our sales and they are a key element in our business. Auctions serve as a real-time independent marketplace for the industry and efficiently transfer ownership and title, administer the flow of funds between sellers and buyers of vehicles and facilitate the storing, transporting, reconditioning and selling of vehicles.

By selling at wholesale auctions, we help assure that we receive the highest possible prices for our vehicles in an efficient marketplace and we help assure that we can quickly sell the vehicles we purchase. Equally as important, auctions assure payment from buyers [by escrowing title until payment is received], so that the Company's credit risk on vehicle sales is substantially reduced.

We believe that auctions are the best means of transferring ownership of used vehicles based on the short time-to-cash cycle auctions offer, the low cost of utilizing auctions as a percent of the gross market value of the vehicles placed at auction and the relative transparency of the auction process. As a result, auctions offer a large and liquid market resulting in true real time market prices for each vehicle sold.

The total numbers of cars we sold in 2005, 2004 and 2003 was as follows:

                   2005            4,259
                   2004            3,562
                   2003            2,653

GROWTH STRATEGY

         We are pursuing strategic initiatives that are designed to capitalize on our underlying business strengths, grow our business and improve our profitability. Key elements of our growth strategy include:

         Growing vehicle sales volume. We expect to grow our business by capitalizing on the increasing volume of used vehicles purchase and sold annually. We intend to increase vehicle volume from existing institutional customers and to add new accounts by increased marketing efforts and through the acquisition of smaller competitors.

         Identifying new markets. We expect to expand our resale efforts from the Pacific Northwest to other geographic markets within the United States where we can identify similar market inefficiencies and where there the supply of high quality, late model used vehicles is limited.

         Acquisitions of Smaller Competitors. We have a large number of smaller competitors whose sales volume is less than ours, but who have established relationships with dealers with whom we do not currently do business. We plan on either acquiring one or more of these smaller competitors or entering into other relationships with such companies which allows us to take advantage of their existing relationship.

         Optimizing revenues per vehicle sold. We plan to optimize and increase our average revenue per car by up to $200 by negotiating better terms from sellers and by reducing transportation costs through greater volume commitments to shippers and through the possible utilization of railroad shipping for vehicles.

REVENUES

         The following table shows our net revenue for the last three complete years.

                         2005              2004              2003
--------------------------------------------------------------------------------
Total Revenues        $60,993,353       $47,279,498       $30,322,091

COMPETITIVE STRENGTHS

We believe that the following key competitive strengths are critical to our continuing success:

Experienced management team. The members of our senior management team have an average of 18 years of experience in the auto industry and have successfully grown our company to become a leader in the wholesale used vehicle market. Our management team has accomplished this by implementing a disciplined strategy of selective vehicle purchases, increasing sales and profitability. Over the past several years, our management team has demonstrated its ability to efficiently and successfully integrate both large and small acquisitions of used vehicles and has increased the number of vehicles bought and sold annually.

Established relationships with diversified customer base. Since the supply of high quality used vehicles is limited, our long standing relationships with institutional sellers and our ability to quickly close and pay for purchases are a strong competitive advantage. We have established strong business relationships with selling dealers and institutional customers, such as vehicle manufacturers, financial institutions, rental agencies and fleet companies. Our customer base is primarily comprised of repeat customers, which allows us to reduce the amount of time required to close a purchase or sale and allows us access to dealer and institutional vehicles for sale which would not be available to less established competitors. Due to the diversity of our customer base, we do not have a major concentration of business with any one customer on either the buy or sale side of a transaction. This diversity also allows us to better withstand changes in the economy and market conditions. Our sales and marketing team seeks to foster and maintain strong relationships with our customers through frequent contact and customer service. These open lines of communication allow us to be more responsive and timely in meeting our customers' needs and goals, regardless of the size of their portfolio of vehicles.

Experienced Administrative Staff. We have developed streamlined administrative services which handle title processing and administrative paperwork resulting in lower administrative costs, greater efficiency and reduced turnaround times for vehicles we purchase and sell.

COMPETITION

All aspects of the automotive industry are highly competitive. We regularly compete for the purchase of used vehicles with small and large dealers and other wholesalers. At our auctions, we compete with numerous other sellers of used vehicles including the same types of sellers from whom we purchase vehicles.

INTELLECTUAL PROPERTY PROTECTION

We regard the protection of our service marks, trademarks and trade secrets as critical to our future success and rely on a combination of trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our services. Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future services.

GOVERNMENTAL REGULATION

In addition to the laws and regulations which apply to all businesses, our operations are subject to regulation, supervision and licensing under various state and local statutes and regulations applicable to wholesale used vehicle dealers. We are licensed by the New York State Department of Motor Vehicles as a wholesale motor vehicle dealers and by the New Jersey Department of Motor Vehicles as an automobile leasing company. The cost of compliance with all such regulations is minimal.

Since we sell automobiles and are not engaged in manufacturing, we did not spend any material amounts on compliance with environmental laws.

EMPLOYEES

As of December 31, 2005, we had seven full time employees, including two in Sales and Support and five in Administration. In addition, we have on-going relationships with six contactors who work as sales representatives for the Company. Although talented and qualified employees are difficult to find in the current tight job market, we have experienced relative success in attracting and retaining highly motivated and talented employees.

We believe that the future success of the Company will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales and managerial personnel, and upon the continued service of our senior management. The competition for qualified personnel in our industry and graphical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future. From time to time, we also employ independent contractors to support our marketing and sales organization. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

SUBSIDIARIES

We have one subsidiary, Northeast Auto Acceptance Corp., a New York corporation, which was incorporation in 1996 and is a wholly-owned subsidiary of Northeast Auto Acceptance Corp., a Florida corporation. All of our operating business is handled by our New York subsidiary and information contained herein regarding the business of the Company reflects the operating business of our New York subsidiary.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this registration statement.

The matters discussed in this registration statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences are discussed in this section and elsewhere in this registration statement.

                             SELECTED FINANCIAL DATA

The following table contains certain selected financial data of the Company and is qualified by the more detailed financial statements and the notes thereto provided in this Registration Statement.


                                                      Fiscal Year Ended
                                                         December 31,
                                                -------------------------------
                                                     2005             2004
                                                -----------       -------------
     Statement of Operations Data

     Revenues                                   $60,993,353       $47,279,498
     Net Income                                    $126,902         ($170,922)

     Net Income per share
       Basic                                          $0.00            ($0.01)
       Diluted (with options)                         $0.00            ($0.01)

     Balance Sheet Data
     Current Assets                              $3,765,093        $3,019,000
     Total Assets                                $4,003,993        $3,037,124
     Current Liabilities                         $2,970,971        $2,940,214
     Long Term Debt                                      $0                $0

     Total Liabilities                           $2,970,971        $2,940,214
     Shareholders Equity                         $1,033,022           $96,910

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement. The matters discussed in this Registration Statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors Affecting Our Business, Operating Results, and Financial Condition" as well as those discussed in this section and elsewhere in this Registration Statement.

For the Years Ending December 31, 2005 and December 31, 2004

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the two-year period ended December 31, 2005.

                                                     Years ended December 31,
                                                     ------------------------
                                                        2005           2004
                                                     ---------      ---------
    Percentage of net revenues:
    Net revenues                                        100%           100%
    Cost of revenues                                   96.6%          96.6%
        Gross profit                                    3.4%           3.4%

    General and administrative expenses                 1.7%           1.6%
    Other operating expenses                            1.6%           2.1%
        Total operating expenses                        3.3%           3.7%
    Operating gain (loss)                               0.2%          (0.3%)
    Earnings (loss) before income taxes                 0.2%          (0.3%)
    Net earnings (loss)                                 0.2%          (0.3%)


Revenues

Revenue for the year ended December 31, 2005 were $60,993,353 an increase of $13,713,855 or 29% over revenues for the year ended December 31, 2004 of $47,279,498. The increase in revenue was a result of our continued growth of our business and in the increase in the number of vehicles we sold in 2005 over 2004.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $58,935,774 or 96.6% of net revenues during the year ended December 31, 2005 as compared to $45,692,747 or 96.6% for 2004. Thus, our gross margin was 3.4% for both 2005 and 2004.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative ("SGA") expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $1,032,799 for the year ended December 31, 2005 or 1.69% of net revenue as compared to $746,329 or 1.58% of net revenue for 2004, an increase of 6.8%. The increase in the ratio of SGA expenses to net revenue was primarily due to increased transportation costs associated with increased fuel costs in 2005.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $890,464 for the year ended December 31, 2005 or 1.46% of net revenue a decrease of $120,880 from 2004 when such expenses were $1,011,344 or 2.14% of net revenue. This decrease was primarily as a result of a sharp decrease in fees paid to consultants in 2005 and our being able to amortize our fixed salary expenses over a larger sales volume.

Operating Gain

Operating gain is calculated as our net revenues less all of our operating expenses. Our operating gain for the year ended December 31, 2005 was $134,316 or 0.2% of net revenue as compared to a loss of $170,922 or -0.3% of net revenue for the year ended December 31, 2004. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses, specifically, in 2005, our gross profit increased by $470,828 over our gross profile 2004 while our operating expenses increased only by $165,590 thus increasing our operating profitability. Provision for Income Taxes

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:

                   Current    Deferred      Total
                  --------    --------    --------
Federal           $ 40,000    $(47,300)   $ (7,300)
State and local     22,900      (8,200)     14,700
                  --------    --------    --------
                  $ 62,900    $(55,500)      7,400
                  ========    ========    ========

      The income tax provision for the year ended December 31, 2004 consisted of the following:

                   Current    Deferred     Total
                  --------    --------   --------
Federal           $(52,000)   $ 52,000   $   --
State and local    (15,000)     15,000       --
                  --------    --------   --------
                  $(67,000)   $ 67,000       --
                  ========    ========   ========

Net Profit

Net profit gain is net revenue less all expenses. Our net profit for the year ended December 31, 2005 was $126,902 or 0.2% of net revenue as compared to a loss of $170,922 or -0.3% of net revenue for the year ended December 31, 2004. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses.

Liquidity and Capital Resources

Net cash used by operating activities during the year ended December 31, 2005 was $398,576 a decrease of $167,184 compared with net used by operating activities of $565,760 during the same period in 2004.

Net cash used in investing activities during the year ended December 31, 2005 was $4,189 an increase of $4,189 compared with net cash used in investing activities of $0 during the same period in 2004.

Net cash provided by financing activities during the year ended December 31, 2005 was $863,859 an increase of $314,134 compared with net cash provided by financing activities of $549,725 during the same period in 2004.

Our capital requirements are dependent on several factors and are primarily related to our purchasing of vehicles. At December 31, 2005, the Company had cash and cash equivalents totaling $536,534, accounts receivable of $594,800 and inventory of $2,633,759.

We believe that our current cash and cash equivalents along with cash to be generated by operations will be sufficient to meet our anticipated cash for the next fiscal year. If our revenues decrease or if our customers fail to make timely payments on open receivables, our cash generated from operations will likely not be sufficient to fund operations. If this occurs, we may need to reduce vehicle purchases or raise additional capital through debt or equity financing.

If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in borrowing covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If financing is not available when required or is not available on acceptable terms, we may be unable to continue to grow our business. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Risks and Uncertainty

The preceding statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could render them materially different, including, but not limited to, the risk that new products and product upgrades may not be available on a timely basis, the risk that such products and upgrades may not achieve market acceptance, the risk that competitors will develop similar products and reach the market first, and the risk that the Company would not be able to fund its working capital needs from cash flow.

ITEM 3.  DESCRIPTION OF PROPERTIES

Our executive offices, comprising approximately 500 square feet, are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our subsidiary, Northeast Auto Acceptance Corp (New York) is housed in the same location. These facilities are leased pursuant to a lease expiring in the July, 2006. The monthly rent is $400. Our leased space is currently adequate for our needs.

We maintain substantially all of our computer systems at our offices. Our operations are dependent in part on our ability to protect our computer systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite our implementation of network security measures, our servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations of business which could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2005, the ownership of our common stock by (i) each of our directors and executive officers; (ii) all of our executive officers and directors as a group; and (iii) all persons known by us to beneficially own more than 5% of our common stock.

Unless otherwise indicated in the footnotes to the table, (1) the following individuals have sole voting and sole investment control with respect to the shares they beneficially own and (2) the address of each beneficial owner listed below is c/o the Company, 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566.

NAME AND ADDRESS OF           AMOUNT AND NATURE           PERCENT OF CLASS
 BENEFICIAL OWNER         OF BENEFICIAL OWNERSHIP                (1)

William Solko                   15,000,000                       56.4%
Michael Shaw                     2,000,000                        7.5%

All directors and
executive officers as a
group (one Person)             17,000,000                        63.9%

(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and positions of our directors and executive officers:

   NAME                    AGE        POSITION
   William Solko           38         President, CEO, Director
   Michael Shaw            38         Vice President

The following sets forth biographical information concerning our directors and executive officers for at least the past five years:

William Solko, President, Chief Executive Officer and Director, founded the Company in 1995. Mr. Solko has over 20 years of experience in the automobile industry including over 17 years of experience in commercial automobile buying. Prior to forming the Company, from 1993 to 1995, Mr. Solko was employed as a buyer for two public automobile auction companies in the Chicago area. Mr. Solko attended The State University of New York at New Paltz.

Michael Shaw, Vice President. Mr. Shaw has more than 10 years of experience in automotive sales. Prior to joining the Company, Mr. Shaw operated his own used vehicle sales operation.

BOARD OF DIRECTORS

Our Board of Directors currently has only one member, William Solko, our President and Chief Executive Officer. Pursuant to our By-Laws, our Board may be expanded, from time to time, to include up to seven directors. All directors hold office until the next annual meeting of shareholders following their election or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. We may adopt provisions in our By-laws and/or Articles of Incorporation to divide the board of directors into more than one class and to elect each class for a certain term. These provisions may have the effect of discouraging takeover attempts or delaying or preventing a change of control of the Company.

BOARD COMMITTEES

The Board of Directors does not have any committees.

DIRECTORS' COMPENSATION

Directors who are also employees of the Company receive no compensation for serving on the Board of Directors. We do not have any directors who are not employees.

COMPENSATION COMMITTEE

We did not have a Compensation Committee or other committee of the Board of Directors performing similar functions during the fiscal years ending December 31, 2004 and December 31, 2005.

ITEM 6.  EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

The following table sets forth the compensation awarded or paid to, or earned by, our Chief Executive Officer and all our other executive officers who earned in excess of $100,000 in salary and bonus (collectively the "Named Executives") for services rendered to us during the year ended December 31, 2005:

                        SUMMARY COMPENSATION TABLE (1)(2)


                                          ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                                   ----------------------------             ---------------------------
                                   SALARY ($)         OTHER ($)                NUMBER OF SECURITIES
                                                                             UNDERLYING OPTIONS (#)(3)
NAME AND
PRINCIPAL POSITION

William Solko,                      $306,526             $0            0                     0
CEO
Michael Shaw,                       $218,212             $0            0                     0
Vice President
Marsha Solko,                       $150,000             $0            0                     0
Director of Administration

      (1) Information set forth herein includes services rendered by the named executives while employed by Northeast Auto Acceptance Corp., a New York corporation prior to the Reorganization and by Northeast Auto Acceptance Corp., a Florida corporation following the Reorganization.

      (2) The columns for "Bonus", "Other Annual Compensation", "Restricted Stock Awards", "LTP Payouts" and "All other Compensation" have been omitted because there is no compensation required to be reported.

      The following table sets forth certain information concerning options granted to the named executives during 2005.

                OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 2005

There where no option grants during 2005.

        AGGREGATE OPTION EXERCISES IN 2005 AND YEAR END OPTION VALUES (1)

There were no option exercises during 2005 and there were no options outstanding as of December 31, 2005.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

We currently have no written employment agreement with either of our executive officers nor do we have any termination of employment or any change of control arrangements with either of our officers. We do not carry any key-man or other life insurance on either of our officers.

EMPLOYEE BENEFIT PLANS

The Company maintains standard health insurance for its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April, 2004, the Company acquired Northeast Auto Acceptance Corp, a New York corporation. Our Chief Executive Office and Vice President were the sole shareholders of Northeast Auto Acceptance Corp, a New York corporation.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The descriptions in this Item and in other sections of this Registration Statement of our securities and various provisions of our Articles of Incorporation and our Bylaws are summaries. Since this is a summary, statements contained in this Registration Statement relating to such provisions may not contain all information relevant to investors. Reference is hereby made to the Articles of Incorporation and Bylaws, copies of which have been filed with the SEC as exhibits to this Registration Statement, and provisions of applicable law.

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 1,000,000 shares of Preferred Stock, no par value. As of December 31, 2005, only common stock is being registered under the Exchange Act pursuant to this Registration Statement. As of December 31, 2005, no shares of our Preferred Stock were issued and outstanding.

Description of Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Anti-Takeover Effects of Various Provisions of Florida Law and Our Articles of Incorporation and Bylaws

We are incorporated under the laws of the State of Florida and are therefore subject to various provisions of the Florida corporation laws which may have the effect of delaying or deterring a change in the control or management of the Registrant.

Certain provisions of our Bylaws which are summarized below may affect potential changes in control of NEA. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquirer to negotiate with the Board of Directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms maybe to make it more difficult to acquire and exercise control of NEA and to make changes in management more difficult.

The Bylaws provide the number of directors of NEA shall be established by the Board of Directors, but shall be no less than one. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

The Bylaws further provide that stockholder action may be taken at a meeting of stockholders and may be effected by a consent in writing if such consent is signed all of the holders of common stock.

We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of our common stock.

The provisions described above may have the effect of delaying or deterring a change in the control or management of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No shares of our common stock have previously been registered with the Securities and Exchange Commission. Our common stock is listed for quotation on the "Pink Sheets" under the symbol "NAAC".

As of December 31, 2005 there were approximately 150 holders of record of our common stock, which figure does not take into account those stockholders whose certificates are held in the name of broker-dealers or other nominees.

Historical Prices
                                        Low              High
     Quarter Ended:
     December 31, 2005                 $0.06             $0.19
     September 30, 2005                $0.41             $0.79
     June 30, 2005                     $0.70             $1.10
     March 31, 2005                    $0.70             $0.93
     December 31, 2004                 $0.30             $0.42
     September 30, 2004                $0.22             $0.50
     June 30, 2004                     $0.03             $0.99
     March 31, 2004                    $0.03             $0.03

Dividend Policy

The Company has never declared, nor has it paid, any cash dividends on its Common Stock. The Company currently intends to retain any earnings to finance future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

Transfer Agent

Our transfer agent for our common stock is Olde Monmouth Stock Transfer, Highlands, NJ 07716.

ITEM 2.  LEGAL PROCEEDINGS

To the best of our knowledge, there are presently no legal proceedings to which we or any of our subsidiaries is a party or to which any of our property is subject and, to the best of its knowledge, no such actions against us are contemplated or threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth in chronological order is information regarding shares of common stock issued and options and warrants and other convertible securities granted by us during the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

In January, 2004, Registrant sold 1,000,000 shares (prior to the February, 2004 5-for-1 reverse stock split) of restricted common stock to the stockholder of Northeast Auto Acceptance Corp., a New York corporation ("NEA-NY") in connection with the purchase of all of the issued an outstanding shares of NEA-NY. Our Chief Executive Office and Vice President were the sole shareholders of Northeast Auto Acceptance Corp, a New York corporation.

In April, 2004, Registrant sold 25,000 shares of restricted common stock to a former officer of the Registrant in exchange for the cancellation of a short term loan at a price of $.48 per share.

In April, 2004, Registrant sold 125,000 shares of restricted common stock to a former officer of the Registrant in exchange for the cancellation of a convertible note at a price of $.64 per share.

The sale listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In April, 2004, Registrant issued 150,000 shares of common stock to an employee of the Registrant in lieu of salary owed at a price of $.05 per share.

From April, 2004 through December, 2004, Registrant issued an aggregate of 5,505,000 shares of common stock to four consultants for services rendered in a total amount of $275,250.

In January, 2005, Registrant issued 2,200,000 shares of common stock to a consultant for services rendered in a total amount of $110,000.

The sale listed above was made in reliance upon the exemption from registration offered by Rule 504 of Regulation D promulgated under the Securities Act of 1933 and the shares were issued without restrictions by meeting the conditions set forth in Rule 504(b). The purchaser were provided with a disclosure document and had access to pertinent information enabling them to ask informed questions. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In May, 2005, Registrant sold 1,003,700 restricted shares of common stock to an investor upon conversion of a $500,000 convertible promissory note. The restricted shares issued represented the conversion of the $500,000 principal of the promissory note plus interest accrued thereon.

In May, 2005, Registrant issued an aggregate of 228,000 shares of common stock to two consultants for services rendered in a total amount of $303,800.

The sale listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

There is no pending litigation or proceeding involving one of our directors, officers, employees or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide, in general, that we shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees and disbursements) incurred in connection with, or in any way arising out of, any claim, action or proceeding (whether civil or criminal) against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such persons as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


NORTHEAST AUTO ACCEPTANCE CORP.
(Registrant)


Date:  May 5, 2006            By:  /s/ William Solko
                              -------------------------------------------------
                              William Solko, Chief Executive
                              Officer and Treasurer

                                    PART F/S

FINANCIAL STATEMENTS




                         NORTHEAST AUTO ACCEPTANCE CORP.


                                      INDEX



                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                F-1

CONSOLIDATED BALANCE SHEET                                                  F-2

CONSOLIDATED STATEMENTS OF OPERATIONS                                       F-3

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)        F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS                                       F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                F-6-15

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Northeast Auto Acceptance Corp.


We have audited the accompanying consolidated balance sheet of Northeast Auto Acceptance Corp. as of December 31, 2005 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Auto Acceptance Corp. at December 31, 2005 and the results of its operations and its cash flows for each of the years in the two year period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Kempisty & Company CPA's PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 24, 2006

                         NORTHEAST AUTO ACCEPTANCE CORP.

                           CONSOLIDATED BALANCE SHEETS



                                                                   December 31,
                                         ASSETS                        2005
                                                                   ------------
Current Assets:
Cash                                                               $    536,534
Inventory (Note 4)                                                    2,633,759
Accounts receivable                                                     594,800
                                                                   ------------
     Total Current Assets                                             3,765,093

Equipment, net                                                               --
Other assets                                                            238,900
                                                                   ------------

        TOTAL ASSETS                                               $  4,003,993
                                                                   ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                   $    147,647
Note payable to bank (Note 6)                                           100,000
Demand loans payable (Note 6)                                         1,055,770
Credit Card loan payable (Note 6)                                        95,830
Due to stockholders (Note 6)                                          1,178,226
Accrued expenses                                                        282,503
Payroll taxes withheld and accrued                                      110,995
                                                                   ------------
     Total Current Liabilities                                        2,970,971

Commitments and contingencies (Note 12)                                      --

Stockholders' equity
  Preferred stock, no par value , 1,000,000 shares authorized,
    none issued                                                              --
  Common stock, no par value , 100,000,000 shares authorized,
    26,618,586 shares in December 31,2005 issued and outstanding      1,340,167
  Retained (deficit)                                                   (205,774)
  Treasury stock                                                       (101,371)
                                                                   ------------
Total Stockholders' Equity                                            1,033,022
                                                                   ------------

                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $  4,003,993
                                                                   ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NORTHEAST AUTO ACCEPTANCE CORP.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004


                                           December 31,   December 31,
                                               2005           2004
                                           ------------   ------------


Net sales                                  $ 60,993,353   $ 47,279,498

Cost of sales                                58,935,774     45,692,747
                                           ------------   ------------

Gross profit                                  2,057,579      1,586,751

Operating expenses:
  Officers salaries                             524,738        569,543
  Consulting fees                               162,744        275,250
  Interest expense                              202,982        166,551
  Selling, general and                        1,032,799        746,329
administrative
                                           ------------   ------------
Total operating expenses                      1,923,263      1,757,673
                                           ------------   ------------


Profit (Loss) from operations                   134,316       (170,922)

Income taxes (Note 11)                            7,414             --
                                           ------------   ------------


Net profit (loss)                          $    126,902   $   (170,922)
                                           ============   ============

Net loss per share basic and
diluted                                    $       0.00   $      (0.01)
                                           ============   ============


Weighted average number of
shares outstanding                           25,402,541     19,868,598
                                           ============   ============



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NORTHEAST AUTO ACCEPTANCE CORP.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                            Common Stock
                                                            No Par Value               Retained         Treasury
                                                        Shares          Amount         Earnings           Stock            Totals
                                                     -----------     -----------      -----------      -----------      -----------
Balances at January 1, 2004                              181,886     $     2,500      $    26,131      $        --      $    28,631

Common stock issued for net assets                       200,000         101,371               --               --          101,371

Common stock issued for officers loan                 17,000,000         100,000               --               --          100,000

Adjustment for reverse merger                                 --        (100,220)        (187,885)        (101,371)        (389,476)

Common stock issued for repayment
  of short term loan                                      25,000          12,000               --               --           12,000

Common stock issued for repayment
  of convertible note                                    125,000          80,056               --               --           80,056

Common stock issued for back salary                      150,000          60,000               --               --           60,000

Common stock issued for
  consulting fees                                      5,505,000         275,250               --               --          275,250

Net (Loss)                                                    --              --         (170,922)              --         (170,922)
                                                     -----------     -----------      -----------      -----------      -----------

Balances at December 31, 2004                         23,186,886         530,957         (332,676)        (101,371)          96,910

Common stock issued for
  conversion of note                                   1,000,000         500,000               --               --          500,000

Common stock issued for interest
  on note                                                  3,700           5,410               --               --            5,410

Common stock issued for
  consulting fees                                      2,428,000         303,800               --               --          303,800

Net Profit                                                    --              --          126,902               --          126,902
                                                     -----------     -----------      -----------      -----------      -----------

Balances at December 31, 2005                         26,618,586     $ 1,340,167      $  (205,774)     $  (101,371)     $ 1,033,022
                                                     ===========     ===========      ===========      ===========      ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NORTHEAST AUTO ACCEPTANCE CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

                                                         2005           2004
                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss)                                    $   126,902    $  (170,922)
Adjustments to reconcile net loss to net cash used
  by operating activities:
Depreciation                                               4,189             --
Stock issued for consulting fees                         162,794        275,250
Stock issued for interest                                  5,411             --
Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable            (594,800)       199,062
  (Increase) decrease in inventory                       309,801     (1,287,454)
  (Increase) in other assets                             (79,771)          (303)
  Increase (decrease) in accounts payable               (299,884)       338,384
  Increase (decrease) in payroll taxes                   (33,218)        80,223
                                                     -----------    -----------
        Total adjustments                               (525,478)      (394,838)
                                                     -----------    -----------

CASH USED BY OPERATING ACTIVITIES                       (398,576)      (565,760)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                (4,189)            --
                                                     -----------    -----------

CASH USED BY INVESTING ACTIVITIES                         (4,189)            --

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds of stockholders loans                         142,460        288,109
  Repayment of stockholders loan                         (60,110)      (100,000)
  Proceeds of demand loans                               877,025        179,000
  Repayment of demand loans                               (5,730)            --
  Proceeds/(Repayments) on credit card loan              (89,786)       182,616
                                                     -----------    -----------

CASH PROVIDED BY FINANCING ACTIVITIES                    863,859        549,725
                                                     -----------    -----------


NET INCREASE (DECREASE) IN CASH                          461,094        (16,035)

CASH
  Beginning of year                                       75,440         91,475
                                                     -----------    -----------


  End of year                                        $   536,534    $    75,440
                                                     ===========    ===========


SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
  Income tax payments                                $        --    $        --
                                                     ===========    ===========
  Interest payments                                      167,144    $   166,831
                                                     ===========    ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005


NOTE 1-  ORGANIZATION AND NATURE OF BUSINESS

Northeast Auto Acceptance Corp. ("the Company") was incorporated in New York State in July 1991 under the name of Catadyne Corporation and was reincorporated in Florida on February 1, 1996. The Company was engaged in the energy conservation industry. By January 2003, the Company did not have any business operations except for having an officer on staff.

On January 14, 2004, the Company issued 200,000 of its' common stock to Northeast Auto Acceptance Corp (a New York State Corporation) (NAAC-NY) when the Company had 181,886 shares outstanding in order to induce NAAC-NY to merge with their company.

On March 4, 2004, Catadyne Corporation (a Florida Corporation) changed its name to Northeast Auto Acceptance Corp.

Also on March 4, 2004, Northeast Auto Acceptance Corp. (Florida) exchanged all its shares with Northeast Auto Acceptance Corp (a New York State Corporation), the accounting acquirer.

Northeast Auto Acceptance Corp. ("the Company") was incorporated in New York State on December 31, 1996. The Company buys used automobiles at auctions, then repairs, cleans, transports and resells them wholesale throughout the United States.

Also on March 4, 2004, the Company sold to two officers 17,000,000 of common stock for $100,000 as part of the acquisition by reducing the loan payable to the officers by this amount.

The Company is treating this transaction as a reverse merger and reorganization for accounting purposes. The financial statements include the operations of the Company, the accounting acquirer for all periods presented.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005


Inventory

Inventory is stated at the lower of cost or market.

Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets of five years.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Northeast Auto Acceptance (New York). All intercompany accounts and transactions have been eliminated.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The Company buys used autos at auction and recognizes revenue when it resells them either when title transferred to the auction buyer, or when buyer assumes the responsibility of ownership.

Income Taxes

The Company accounts for income taxes under the asset and liability method as required by SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Reverse Stock Split

The Company effected a 1 for 5 reverse stock split of its common stock no par value on February 20, 2004. Accordingly all share and per share information included in the consolidated financial statements has been adjusted to reflect the reverse stock split.

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 clarifies existing guidance regarding revenue recognition. The Company's adoption of SAB 104 did not have an impact on its consolidated results of operations, financial position or cash flows.

Other recently issued accounting standards adopted by the Company during 2004 and 2005 did not have an impact on its consolidated results of operations, financial position or cash flows.

NOTE 3- ACCOUNTS RECEIVABLE

                                 December 31,        December 31,
                                     2005                2004
                                     ----                ----

Accounts receivable              $    594,800        $          -
                                 ============        ============


The accounts receivable are due from the sale of used auto. No provision for doubtful accounts has been recorded.

NOTE 4- INVENTORIES

Inventory at December 31, 2005 and December 31, 2004 consists of the following:

                                        December 31,    December 31,
                                            2005            2004

Automobiles purchased for resale        $  2,633,759    $  2,943,560
                                        ============    ============

Inventories are stated at the lower of cost or market, whichever is lower.

The inventories are limited by the amount of working capital the Company has at any one time.

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005


NOTE 5- EQUIPMENT

The following is a summary of equipment at December 31, 2005 and December 31, 2004:

                                                December 31,    December 31,
                                                    2005            2004
                                                ------------    ------------

Equipment                                       $      5,796    $      1,607
Less: accumulated depreciation                        (5,796)           (321)
                                                ------------    ------------
                                                $         --    $      1,286
                                                ============    ============

NOTE 6- NOTES AND LOANS PAYABLE

Notes and loans payable as at December 31, 2005 and December 31, 2004:


                                                December 31,    December 31,
                                                    2005            2004
                                                    ----            ----

Line of credit (On October 4, 2004,  the
Company  was  approved  for  a  line  of
credit  of  $975,000,  as  an  inventory
financing   ("Floor   Plan")  loan  with
interest set at 2% above the Wall Street
Journal   Prime  rate.   The   agreement
requires any advances to be repaid for a
vehicle on the  earliest  of forty eight
(48)  hours  from  the  time  of sale or
within  twenty  four (24) hours from the
time the Company  receives payment by or
on  behalf  of  the   purchase  of  such
vehicle  or  demand.  The  agreement  is
personally  guaranteed  by the  officers
and  their   respective   spouses.   The
collateral  for the loan is any  vehicle
owned by the Company)                           $       -       $      -

Note payable bank (Note  payable to bank
due  February  2007,  is an open line of
credit  interest  payable  monthly at 1%
over the prime  rate,  secured by a lien
on  all  of  the  Company's  assets  and
personally  guaranteed  by the officers.
Interest is paid monthly on account)              100,000         100,000

9% $250,000  convertible  demand note is
dated December 31, 2005. The 9% $150,000
convertible   demand   note   is   dated
December 31,  2004.  Interest is payable
when the notes are paid.                          400,000         150,000

9% unsecured demand notes payable                 655,770         534,475

Loans   payable-credit   cards   payable
(Credit cards payable are unsecured, pay
interest  from 8.24% to 12.25% per annum
and are payable in monthly installments)           95,830         185,616

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005


NOTE 6- NOTES AND LOANS PAYABLE (CONTINUED)

Due  to  stockholders  (The  stockholder
loans are unsecured,  pay interest at 9%
per annum,  are subordinated to the bank
loan  and  have  no  specific  terms  of
repayment)                                      $ 1,178,226     $  1,095,876
                                                -----------     ------------

     Total notes and loans payable              $ 2,429,826     $  2,065,967
                                                ===========     ============

NOTE 7- ACQUISITION

On March 4, 2004, Catadyne Corporation (a Florida Corporation) agreed to merge with the Company and to change its name to Northeast Auto Acceptance Corporation.

NOTE 8- COMMON STOCK

The Company was authorized to issue 10,000,000 shares of no par value common stock in 1996.

In January 2004, the company issued 200,000 shares of common stock to Northeast Auto Acceptance Corp. for its net assets valued at $101,371. Before this date, the Company had 181,886 shares outstanding.

On February 2004, the Company completed a 1 for 5 reverse stock split. All stock amounts reflect the reverse stock split.

On March 4, 2004 the Company exchanged 17,000,000 shares of common stock for $100,000 of officers loans as part of the merger agreement.

In April 2004 the Company exchanged (A) 25,000 shares of common stock for $12,000 in 0% short term loans that were on the old Catadyne Corporation; (B) 125,000 shares of common stock for $80,056 in 0% convertible notes payable that were on the old Catadyne Corporation; (C) 150,000 shares of 504 common stock for back salary of $60,000 that were on the old Catadyne Corporation.

During April through December 2004 the Company issued 5,505,000 of its common stock to several consultants valued at $275,250.

Due to a clerical error, the Company issued 13,186,886 in excess of its authorized shares in 2004. The Company recalled all shares and reissued them after it had corrected its filing in the state of Florida in 2005. All shares are shown as if the reissue had happened in 2004.

In January 2005 the Company issued 2,200,000 shares of its common stock to a consultant valued at $110,000 per contract.

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005

NOTE 11- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:

                                  Current    Deferred     Total
                                 --------    --------    --------
Federal                          $ 40,000    $(47,300)   $ (7,300)
State and local                    22,900      (8,200)     14,700
                                 --------    --------    --------
                                 $ 62,900    $(55,500)      7,400
                                 ========    ========    ========

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2004 consists of the following:

                                 Current     Deferred      Total
                                 --------    --------   -----------
Federal                          $(52,000)   $ 52,000   $        --
State and local                   (15,000)     15,000            --
                                 --------    --------   -----------
                                 $(67,000)   $ 67,000            --
                                 ========    ========   ===========

The significant components of the Company's future tax assets are summarized as follows:


                                   2005         2004         2003
                                 ---------    ---------    ---------

Loss carry forwards              $  85,700    $ 143,000    $  76,000
                                 ---------    ---------    ---------
                                    85,700      143,000       76,000

Valuation allowance                (85,700)    (143,000)     (76,000)
                                 ---------    ---------    ---------
                                 $      --    $      --    $      --
                                 =========    =========    =========


The Company has provided a full valuation allowance against deferred tax assets at December 31, 2005, due to uncertainties in the Company's ability to use its net operating losses. During 2004, the valuation allowance increased by $67,000, and during 2005, the valuation allowance decreased by $57,300.

NOTE 12- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month-to-month basis at one location and at a second location the Company has a lease that expires in July 2006 for rent of $400 per month.. Rent expense was approximately $11,700 for 2005 and $8,200 for 2004. At December 31 ,2005, future minimum lease payments were $2,800 for 2006.

                         NORTHEAST AUTO ACCEPTANCE CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2005

NOTE 13- SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION

The Company issued for non cash financial activities:

For the year ended December 31, 2004:

(1) 4,505,500 shares of the Company's common stock for $225,500 of consulting services to unrelated parties in the year 2004;

(2) 1,000,000 shares of the Company's common stock for $50,000 of consulting services to a related party in the year 2004;

(3) 25,000 shares of the Company's common stock for $12,000 of short term loans in the year 2004;

(4) 125,000 shares of the Company's common stock for $80,056 of convertible loan payables in the year 2004;

(5) 150,000 shares of the Company's common stock for $60,000 of accrued salary for 2003 in the year 2004;

For the year ended December 31, 2005:

(6) 2,428,000 shares of the Company's common stock for $303,800 of consulting services to unrelated parties in the year 2005;

(7) 1,000,000 shares of the Company's common stock for $500,000 of convertible notes;

(8) 3,700 shares of the Company's common stock for $5,411 of payment of interest expenses;

NOTE 14- OFF BALANCE SHEET RISK

Included in the accompanying balance sheet is inventory of used automobiles at a carrying value of $2,633,759 for 2005 and $2,943,560 for 2004, which represents management's estimate of its net realizable value which approximates market. Such value is based on forecasts for sales of used automobiles in the ensuing year. The used automobile industry is characterized by rapid price changes. Should demand for used automobiles prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet. This risk is increased by the Company's need to move inventory due to the lack of working capital.

PART III


ITEM 1.  INDEX TO EXHIBITS


Exhibit
Number                   Document
-------                  ------------------------
3.1                      Articles of Incorporation
3.2                      By-laws
3.3                      Sample Stock Certificate of Registrant
21                       Subsidiaries of Registrant

                                                                            II-1